[redacted]

09056098

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~SANDBOX CAPITAL LLC~~ Sandbox Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 N. RACINE AVE, SUITE 201
(No. and Street)

CHICAGO | IL | 60607
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICK VOGEL

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLACKMAN KALLICK, CPA
(Name – *if individual, state last, first, middle name*)

10 S. RIVERSIDE PL, #400 | CHICAGO | 60606
(Address) | (City) | (State) (Zip Code)

RECD S.E.C.
MAR 2 2009
603

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Richard Vogel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDBOX CAPITAL, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
SARAH DIXON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/01/10

Signature

FINOP

Title

2-27-09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandbox Capital, LLC

Financial Statements for the Year Ended December 31, 2008

Sandbox Capital, LLC

Year Ended December 31, 2008

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Member
Sandbox Capital, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of **Sandbox Capital, LLC** (the Company) as of December 31, 2008, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sandbox Capital, LLC** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 18, 2009

Sandbox Capital, LLC

Statement of Financial Condition

December 31, 2008

Assets

Current Assets - Cash	$	32,542

Liabilities and Member's Equity

Current Liabilities - Accounts payable	$	800
Member's Equity		31,742
	$	32,542

The accompanying notes are an integral part of the financial statements.

Sandbox Capital, LLC

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2008

Expenses		
Bank fees	$	160
Registration and regulatory fees		225
Professional fees		9,125
Other		514
Total Expenses		10,024
Net Loss		(10,024)
Member's Equity, Beginning of Year		41,091
Contributions		675
Member's Equity, End of Year	**$**	**31,742**

The accompanying notes are an integral part of the financial statements.

Sandbox Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net loss	$	(10,024)
Adjustment to reconcile net loss to net cash used in operating activities		
Increase in accounts payable		800
Net Cash Used in Operating Activities		(9,224)
Net Cash Provided by Financing Activities - Member's Contributions		675
Net Decrease in Cash		(8,549)
Cash, Beginning of Year		41,091
Cash, End of Year	**$**	**32,542**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Sandbox Capital, LLC (the Company) was organized in Illinois as a limited liability company on November 1, 2005. The Company is a registered securities broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

Cash

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Aspects of the Limited Liability Company

The sole member of the Company is Sandbox Industries Manager, LLC. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $5,000. As of December 31, 2008, the Company had net capital and net capital requirements of $31,742 and $5,000, respectively.

Sandbox Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition - Item 1800			$	31,742	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$	-	[3490]
3.	Total ownership equity qualified for Net Capital			$	31,742	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$	-	[3520]
	B. Other (deductions) or allowable credits (List)			$	-	[3525]
5.	Total capital and allowable subordinated liabilities			$	31,742	[3530]
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ -	[3540]			
	1. Additional charges for customers' and noncustomers' security accounts	$ -	[3550]			
	2. Additional charges for customers' and noncustomers' commodity accounts	$ -	[3560]			
	B. Aged fails-to-deliver	$ -	[3570]			
	1. Number of items ______[3450]					
	C. Aged short security differences - Less reserve of $________[3460] number of units ________[3470]	$ -	[3580]			
	D. Secured demand note deficiency	$ -	[3590]			
	E. Commodity futures contracts and spot commodities proprietary capital charges	$ -	[3600]			
	F. Other deductions and/or charges	$ -	[3610]			
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	$ -	[3615]			
	H. Total deduction and/or charges			$	-	[3620]
7.	Other additions and/or allowable credits (List)			$	-	[3630]
8.	Net Capital before haircuts on securities positions			$	31,742	[3640]

See independent auditor's report regarding supplementary information required by SEC Rule 17a-5.

COMPUTATION OF NET CAPITAL (Continued)

9.	Haircuts on securities					
	(computed, where applicable, pursuant to 15c3-1(f):					
	A. Contractual securities commitments	$	-	[3660]		
	B. Subordinated securities borrowings	$	-	[3670]		
	C. Trading and investment securities:					
	1. Bankers' acceptances, certificates of deposit and common paper	$	-	[3680]		
	2. U.S. and Canadian government obligations	$	-	[3690]		
	3. State and municipal government obligations	$	-	[3700]		
	4. Corporate obligations	$	-	[3710]		
	5. Stocks and warrants	$	-	[3720]		
	6. Options	$	-	[3730]		
	7. Arbitrage	$	-	[3732]		
	8. Other securities	$	-	[3734]		
	D. Undue concentration	$	-	[3750]		
	E. Other (List)	$	-	[3736]	-	[3740]
10.	Net Capital				$ 31,742	[3750]

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See independent auditor's report regarding supplementary information required by SEC Rule 17a-5.

Sandbox Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum Net Capital required (6 2/3% of line 19)			$	-	[3756]
12. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14. Excess Net Capital (line 10 less 13)			$	26,742	[3770]
15. Excess Net Capital at 100% (line 10 less 10% of line 19)			$	31,662	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition			$	800	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			$	-	[3838]
19. Total aggregate indebtedness			$	800	[3840]
20. Percentage of aggregate indebtedness to Net Capital (line 19 ÷ line 10)			%	2.52	[3850]
21. Percentage of aggregate indebtedness to Net Capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880, page 25)			%	2.52	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
23. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
24. Net Capital requirement (greater of line 22 or 23)	$	-	[3760]
25. Excess Net Capital (line 10 less 24)	$	-	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ line 17, page 8)	%	-	[3851]
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ line 17, page 8)	%	-	[3854]
28. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

See independent auditor's report regarding supplementary information required by SEC Rule 17a-5.

Sandbox Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule I5c3-l(d)	%	-	[3860]
30. Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)/Net Capital	%	-	[3852]

NOTES

A. The minimum Net Capital requirement should be computed by adding the minimum dollar Net Capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar Net Capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 2% of Aggregate Debits if alternative method is used

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditor's report regarding supplementary information required by SEC Rule 17a-5.

Since the Company does not have any customer accounts and did not handle any customer cash or securities during the year ended December 31, 2008, it has omitted the schedules of "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" as they are not applicable.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control

Member
Sandbox Capital, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of **Sandbox Capital, LLC**, (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that **Sandbox Capital, LLC**, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2008, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 18, 2009

Blackman Kallick

10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312-207-1040
Fax 312-207-1066

BlackmanKallick.com